FOR IMMEDIATE RELEASE
TSX-V Symbol:            GPK.U
OTCBB Symbol:                                  GPKUF
GRAND PEAK ANNOUNCES FILING OF
ANNUAL FINANCIAL STATEMENTS

VANCOUVER, British Columbia, Canada /March 7, 2008/ -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") announced today that it was delayed in filing its audited annual financial statements (the "Financial Statements") and annual management's discussion and analysis related thereto ("MD&A") for the fiscal year ended September 30, 2007 by the required filing date under Part 4 of National Instrument 51-102 – "Continuous Disclosure Obligations" of January 29, 2008. The Corporation filed its Financial Statements and MD&A on SEDAR on February 19, 2008.

The delay was related primarily to the adoption by the Company on October 1, 2006 of Section 3855 – Financial Instruments – Recognition and Measurement and Section 1530 – Comprehensive Income of the CICA Handbook, which sections address the classification, recognition and measurement of financial instruments in financial statements and the inclusion of other comprehensive income.  Certain delays were also the result of a change in the Company's financial year-end from December 31 to September 30 effective June 15, 2007 and a subsequent change to the Company's auditor effective November 21, 2007.

The financial statements of the Corporation for the first quarter ended December 31, 2007 and the first quarter management's discussion and analysis related thereto were filed on SEDAR in a timely manner on February 29, 2008.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Grand Peak with respect to its performance, business and future events.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; changes in the availability of funding for mineral exploration and development; unsuccessful exploration results; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Grand Peak does not undertake any obligation to release publicly any revision for updating any voluntary forward–looking statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.